UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Sequans Communications S.A.

(Name of Subject Company (Issuer))

Renesas Electronics Europe GmbH

a wholly owned subsidiary of

Renesas Electronics Corporation

(Name of Filing Person—Offeror)

American Depositary Shares, each representing four (4) Ordinary Shares, nominal value €0.01 per share

Ordinary Shares, nominal value €0.01 per share

(Title of Class of Securities)

817323207*

(CUSIP Number of Class of Securities)

Takahiro Homma

Renesas Electronics Corporation

3-2-24 Toyosu, Koto-ku, Tokyo 135-0061, Japan

+81-3-6773-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jon A. Olsen

Jean A. Lee

Goodwin Procter LLP

520 Broadway, Suite 500

Santa Monica, CA 90401

(424) 252-6400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

*	This CUSIP number is assigned to the subject company’s American Depositary Shares, each representing four Ordinary Shares.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

This Amendment No. 2 (this “Amendment”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO filed by Renesas Electronics Europe GmbH, a German limited liability company (Gesellschaft mit beschränkter Haftung—GmbH) (“Purchaser”), and a direct wholly-owned subsidiary of Renesas Electronics Corporation, a Japanese corporation (“Parent”), with the U.S. Securities and Exchange Commission on September 11, 2023 (as amended and supplemented on October 4, 2023 and October 5, 2023 and as may be further amended or supplemented from time to time, the “Schedule TO”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding ordinary shares, nominal value €0.01 per share (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (each of which represents four Ordinary Shares) (each, an “ADS,” and collectively, the “ADSs”), and Ordinary Shares issuable upon the exercise of any outstanding options, warrants, convertible securities, restricted share awards or rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”), of Sequans Communications S.A., a société anonyme organized under the laws of France (“Sequans”), for U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS (each such amount, the “Offer Price”), in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase attached to this Schedule TO as Exhibit (a)(1)(A) (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal,” and together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(B) and (a)(1)(C), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 9, Item 11 and Item 13.

The Offer to Purchase Items 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items 1 through 9, Item 11 and Item 13 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text:

“On October 5, 2023, Purchaser announced an extension of the Expiration Date until one minute after 11:59 p.m., New York City time, on October 23, 2023, unless further extended or earlier terminated in accordance with the MoU. The Offer was previously scheduled to expire one minute after 11:59 p.m., New York City time on October 6, 2023.

The Tender Agent has advised Purchaser that, as of 6 p.m., New York City time, on October 4, 2023, approximately 15,647,106 Ordinary Shares (including Ordinary Shares represented by ADSs) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 6.67% of (a) all Ordinary Shares (including Ordinary Shares represented by ADSs and any Unsellable Company Shares) then outstanding plus (b) all Ordinary Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, restricted share awards, stock appreciation rights, or other rights to acquire Ordinary Shares then outstanding (other than Ordinary Shares issuable pursuant to the Convertible Notes), regardless of whether or not then vested, but, in each case, after giving effect to the cancellation of any options, restricted shares or warrants in the manner set forth in the MoU.

Parent and Purchaser expect that the Offer will be consummated promptly following the Expiration Date (as hereby extended and as may be further extended), subject to the satisfaction or waiver of each of the conditions to the consummation of the Offer set forth in the MoU as of the Expiration Date (as hereby extended and as may be further extended).

The joint press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.”

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth in the second paragraph of the section of the Offer to Purchase entitled “The Tender Offer—Legal Matters; Required Regulatory Approvals—Regulatory Approvals—Committee on Foreign Investment in the United States (“CFIUS”)” on page 87 is hereby amended and restated in its entirety to read as follows:

“Sequans and Parent submitted a “declaration” to CFIUS pursuant to 31 C.F.R. § 800.402 on August 25, 2023. Following CFIUS’s acceptance of the declaration, CFIUS began a 30-day assessment period. On October 4, 2023, Parent and Sequans received written confirmation from CFIUS that it has completed its review of the transactions contemplated by the MoU under the DPA and determined that there are no unresolved national security concerns with respect to the transactions contemplated by the MoU. As a result, the CFIUS Approval condition of the Offer has been satisfied. Subject to the satisfaction or waiver of the remaining conditions of the Offer, including the Minimum Condition, Regulatory Approvals other than CFIUS Approval and other conditions to the consummation of the Offer set forth in the MoU as of the Expiration Date (as hereby extended and as may be further extended), Parent and Purchaser expect that the Offer will be consummated promptly following the Expiration Date (as hereby extended and as may be further extended).”

Item 12.	Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

Index No.

(a)(5)(D)	Joint Press Release issued by Parent and Sequans on October 5, 2023 announcing the extension of the Offer.

Amendments to the Offer to Purchase and Other Exhibits to the Schedule TO.

The information set forth in the Offer to Purchase and Items 1 through 11 and Item 13 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows: All references in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Ordinary Shares Acceptance Form (Exhibit (a)(1)(B)), Form of ADS Letter of Transmittal (Exhibit (a)(1)(C)), ADS Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), ADS Form of Letter to Clients for Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(F)) and Summary Advertisement (Exhibit (a)(1)(F)) to the Expiration Date being “one minute after 11:59 p.m., New York City time, on October 6, 2023” are amended and replaced with “one minute after 11:59 p.m., New York City time, on October 23, 2023”.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2023

RENESAS ELECTRONICS EUROPE GmbH

By:	/s/ Carsten Jauch
Name:	Carsten Jauch
Title:	Managing Director

RENESAS ELECTRONICS CORPORATION

By:	/s/ Shuhei Shinkai
Name:	Shuhei Shinkai
Title:	Senior Vice President and CFO